Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403 Niamh Lyons Ph: 353-1-663-3602	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan Drug Technologies Announces Submission by Janssen-Cilag of Marketing
Authorisation Application in Europe for
Paliperidone Palmitate for the Treatment of Schizophrenia using Elan’s
NanoCrystal® technology

DUBLIN, IRELAND – December 4, 2009— Elan Drug Technologies, a business unit of Elan Corporation, plc (NYSE: ELN) announced that Janssen-Cilag has submitted a Marketing Authorisation Application (MAA) to the European Medicines Agency for paliperidone palmitate for the treatment of Schizophrenia. Paliperidone palmitate, an investigational, once-monthly atypical antipsychotic injection, utilises Elan Drug Technologies NanoCrystal® technology.

The NanoCrystal® technology, a technology enabling the formulation of poorly water soluble compounds for all routes of administration, facilitated the development of a stable, low viscosity, high drug loaded formulation of paliperidone palmitate. The application of the NanoCrystal® technology has allowed for a ready-to-use one month duration intramuscular injectable formulation to be developed. This product was approved by the US Food and Drug Administration (FDA) earlier this year.

About Elan Drug Technologies and NanoCrystal® technology
Elan Drug Technologies (EDT), the world’s leading drug delivery businesses, is a business unit of Elan (NYSE:ELN).  As a fully integrated drug delivery business, Elan Drug Technologies develops products that deliver clinically meaningful benefits to patients, by using its extensive experience and proprietary delivery technologies in collaboration with pharmaceutical companies. For 40 years, Elan Drug Technologies has been, and continues to be, a drug delivery provider of choice for a broad range of pharmaceutical companies, including many of the world’s leading pharmaceutical companies. Elan Drug Technologies offers clients drug delivery expertise with a suite of commercially launched, proprietary, technology-driven solutions, from NanoCrystal® technology for poorly water soluble compounds, to customised oral controlled release drug technologies. Products enabled by these technologies are used by millions of patients each day. For more information go to www.elandrugtechnologies.com

NanoCrystal® is a registered trademark of Elan Pharma International Limited, Ireland, a subsidiary of Elan Corporation plc (NYSE:ELN).

Safe Harbour/Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc

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